SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
	NEW YORK 10036-6522	FIRM/AFFILIATE OFFICES
	____	_________
	TEL: (212) 735-3000	BOSTON
	FAX: (212) 735-2000	CHICAGO
	www.skadden.com	HOUSTON
DIRECT DIAL		LOS ANGELES
(212) 735-2526		PALO ALTO
DIRECT FAX		WASHINGTON, D.C.
(917) 777-2526		WILMINGTON
EMAIL ADDRESS		_________
THOMAS.KENNEDY@SKADDEN.COM		BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
	May 13, 2016	SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

RE:	Tumi Holdings, Inc. Preliminary Proxy Statement on Schedule 14A filed March 24, 2016 (File No. 001-35495)

Dear Mr. Reynolds:

We are writing on behalf of our client, Tumi Holdings, Inc., a Delaware corporation (“Tumi”), to provide, on a supplemental basis, our response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 20, 2016 (the “Comment Letter”), relating to the above Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). Set forth below are Tumi’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold, italicized text and is followed by Tumi’s corresponding response.

The changes made to the Proxy Statement in response to the Staff’s comments will be set forth in Amendment No. 1 to the Proxy Statement (“Amendment No. 1”), which Tumi intends to file with the Commission on or about the date hereof. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Proxy Statement. Page references set forth in a response to a comment are to the corresponding page in Amendment No. 1.

Background of the Merger, page 24

1.	We note your disclosure that on June 1, 2015, Tumi’s board rejected Samsonite’s May 12, 2015 proposal for a potential transaction with an indicative value of $26 - $28 per share. We also

Division of Corporation Finance

May 13, 2016

note that the board permitted Samsonite limited access to due diligence after receiving a letter from Samsonite on September 1, 2015, in which Samsonite indicated conviction at the high end of its previous range at $28 per share and depending on the results of its due diligence, up to $30 per share. Please describe in greater detail the material price negotiations that led Tumi’s board to accept the final offer of $26.75 per share. For example, disclose in greater detail the conditions that Samsonite described on October 13, 2015 as the reason that it was unlikely to value Tumi in the range of $28 - $30 per share.

In response to the Staff’s comment, Tumi has revised the disclosure. In discussing the “material negotiations” that led to the decision of Tumi’s board of directors to accept $26.75, we point to cessation of prior negotiations on October 13, 2015 and December 1, 2015 and to the extensive disclosure of negotiations during the period February 16, 2016 to March 3, 2016. Although the background is presented to give the Tumi shareholders appropriate information about the past contacts, Tumi believes that the February 16–March 3 negotiation period should be viewed as a distinct negotiation. We have added disclosure at page 33.

2.	We note your disclosure that in early January 2016, senior executive officers met with a major investment bank to discuss strategic alternatives for Tumi, including a leveraged share repurchase, acquisition of complementary companies/brands, a merger with a strategic partner or the sale of Tumi to a strategic buyer. Please identify the investment bank and disclose the specific material alternatives that the board considered and why the board determined not to pursue these alternatives.

Tumi did not retain the other investment bank and no representatives of such investment bank were in the meeting between Tumi and Company A, nor did such investment bank appear before Tumi’s board of directors. Tumi does not believe the specific identification of such investment bank is material to Tumi’s shareholders.

Tumi has provided additional disclosure with respect to the February 19, 2016 meeting as it related to strategic alternatives.

Reasons for the Merger, page 31

3.	Please describe how each of the following factors supported the board’s decision to approve the merger:

•	“Its review of Tumi’s strategic and financial alternatives.”

•	“The Tumi board of directors’ understanding of Tumi’s business and operations, and its current and historical results of operations, financial prospects and condition.”

In response to the Staff’s comment, Tumi has revised the disclosure. In doing so, the two items have been combined to more clearly elaborate on how such factors supported the board of directors’ decision to approve the merger.

4.	Please disclose why the board believed “that Tumi’s business, sales operations and financial results could suffer in the event that the merger is not consummated.”

Division of Corporation Finance

May 13, 2016

In response to the Staff’s comment, Tumi has combined the bullet with another bullet to make such disclosure clearer.

Non-Reliance on the Merger Agreement, page 49

5.	Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure in your filings.

In response to the Staff’s comment, Tumi has included the following sentence on page [●] of the Preliminary Proxy Statement:

“Any material facts in Tumi’s public reports previously filed with SEC that are incorporated by reference into this proxy statement that contradict the factual disclosures about Tumi contained in the representations and warranties in the merger agreement shall modify such factual disclosures.”

In connection with our response on behalf of Tumi, attached as Exhibit A hereto, is a written statement by Tumi acknowledging that:

•	Tumi is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Tumi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2526 or my colleague, Timothy M. Fesenmyer, at (212) 735-2854.

Sincerely,

/s/ Thomas H. Kennedy
Thomas H. Kennedy

cc:	Jerome S. Griffith

Peter L. Gray

Tumi Holdings, Inc.

David J. Goldschmidt

Timothy M. Fesenmyer

Skadden, Arps, Slate, Meagher & Flom LLP

Division of Corporation Finance

May 13, 2016

Exhibit A

May 13, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

RE:	Tumi Holdings, Inc. Preliminary Proxy Statement on Schedule 14A
filed March 24, 2016 (File No. 001-35495)

Dear Mr. Reynolds:

In connection with the letter, dated the date hereof, provided as correspondence via EDGAR on behalf of Tumi Holdings, Inc., a Delaware corporation (“Tumi”), by our counsel, Skadden, Arps, Slate, Meagher & Flom LLP, in response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 20, 2016, relating to the above Preliminary Proxy Statement on Schedule 14A, Tumi hereby acknowledges that:

•	Tumi is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Tumi may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter. Please contact the undersigned at 908.222.7840 should you require further information or have any questions.

Very truly yours,

/s/ Peter L. Gray

Peter L. Gray

Executive Vice President, General Counsel and Secretary